[redacted]

05038417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-45761~~ 8-30620 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
IFMG Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore M. Palladino 914-641-4663
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C.
185

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Frieda Lewis and Theodore M. Palladino affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to IFMG Securities, Inc. as of December 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Frieda Lewis 2/25/05
Signature Date

President
Title

Theodore M. Palladino 2/25/05
Signature Date

Treasurer
Title

Patricia L. Wong
Notary Public

PATRICIA L. WONG
Notary Public, State of New York
No. 02WO5016130
Qualified in Westchester County
Commission Expires August 2, 20 05

IFMG SECURITIES, INC.
(SEC I.D. No. 8-45761)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
IFMG Securities, Inc.

We have audited the accompanying statement of financial condition of IFMG Securities, Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of IFMG Securities, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

# IFMG SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 9,445,268 |
| Cash segregated under federal and other regulations | 2,778,385 |
| Commissions receivable, net of allowance of $2,590 | 1,553,790 |
| Due from customers | 500,028 |
| Deferred costs | 536,298 |
| Prepaid expenses | 366,545 |
| Due from affiliates | 390,923 |
| Income tax receivable | 296,909 |
| Other assets | 92,670 |
| TOTAL ASSETS | $ 15,960,816 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payables: | |
| Mutual funds and insurance companies | $ 3,278,413 |
| Commissions | 1,895,164 |
| Affiliates | 1,573,358 |
| Income tax | 11,485 |
| Other liabilities and accrued expenses | 22,870 |
| TOTAL LIABILITIES | 6,781,290 |
| STOCKHOLDER'S EQUITY: | |
| Common stock $1.00 par value, 1,000 shares, authorized, issued and outstanding | 1,000 |
| Additional paid-in capital | 59,303,579 |
| Accumulated deficit | (50,125,053) |
| TOTAL STOCKHOLDER'S EQUITY | 9,179,526 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 15,960,816 |

See notes to statement of financial condition.

## 1. ORGANIZATION AND BUSINESS

IFMG Securities, Inc. (the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Company is a direct subsidiary of Sun Life Financial (U.S.) Holdings, Inc. ("Sun Life"). The Company is a distributor of shares of registered investment companies and variable annuity insurance products to retail customers of its financial institution clients as an introducing broker on a fully disclosed basis.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Use of Estimates*** - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid short-term investments with original maturities of three months or less. Substantially all cash is on deposit with one money center bank.

***Deferred Costs*** – Incentive payments made to banks to build retail relationship that are amortized over the life of the contracts with those banks.

***Income Taxes*** - For financial reporting purposes, Federal income taxes are provided in accordance with a Federal income tax-sharing agreement between the Company and Sun Life.

Pursuant to the tax-sharing agreement, the Company joins with Sun Life's includable affiliates in filing a consolidated Federal income tax return. Current Federal income tax expense/benefit is computed on a separate company basis and members make payments or receive reimbursement to the extent that their results of operations affect consolidated Federal tax expenses. State income taxes are provided based on amounts which the Company anticipates paying separately to states or, in the case of state tax filings with other members of the consolidated group, for amounts which the Company anticipates paying to Sun Life.

Income taxes have been computed using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

***New Accounting Pronouncements*** - The Company adopted Financial Accounting Standard Board ("FASB") Interpretation No. 46(R), *Consolidation of Variable Interest Entities, an interpretation of ARB 51*, ("FIN 46R"), as revised, to determine when enterprises should consolidate variable interest entities ("VIE's"). FIN 46R requires that a VIE be consolidated by its "primary beneficiary", who is the party

subject to the majority of the expected losses or the majority of the expected residual returns of the VIE, or both. The adoption did not have a material impact on the Company's statement of financial condition as of December 31, 2004.

## 3. RELATED-PARTY TRANSACTIONS

Certain commission revenues are received directly by IFS Agencies, Inc. and passed through to the Company. Likewise, certain commission expenses are paid directly by IFS Agencies, Inc. and are reimbursed by the Company, which generate a receivable from or payable to affiliates.

The Company has developed operating plans that it believes will mitigate future losses. Not withstanding these plans the Company may be dependent on Sun Life to maintain capital levels at or above regulatory minimums. Management believes that Sun Life has the ability and the intent to infuse capital that may be necessary to meet minimum regulatory requirements in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934.

## 4. INCOME TAXES

At December 31, 2004, the Company had a current federal tax receivable of $299,344, a current state tax payable of $2,435, and a deferred federal tax liability of $ 11,485. The deferred tax liability represents the tax effect of goodwill associated with Sun Life's purchase of the company in 2001. The effective tax rate differs from the Federal statutory tax rate due to state taxes and meals and entertainment expenses that are not deductible for income tax purposes. In management's judgment, it is more likely than not that the gross deferred tax asset relating to state net operating losses will not be realized based on the uncertainty of generating future taxable income. Accordingly, a valuation allowance has been recorded against the entire state deferred tax asset.

## 5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has been named as a defendant in various legal actions, including arbitrations. Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The outcome might have material adverse impact on the Company's financial condition, and liquidity.

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities, mutual funds and variable annuity contracts for its customers. Associated with these activities, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non- defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

## 6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under this rule, the Company is required to maintain a minimum level of net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. As of December 31, 2004, the Company had net capital of $6,543,559, which was $6,276,699 in excess of its required net capital of $266,860. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2004 was 0.61 to 1.

*****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2005

IFMG Securities, Inc.
100 Manhattanville Road
Purchase, New York 10577

In planning and performing our audit of the financial statements of IFMG Securities, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP